UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
____________________

FORM 11-K

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ________________

Commission file number 1-13647
____________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
5330 East 31st Street
Tulsa, Oklahoma  74135

REQUIRED INFORMATION

    The following financial statements for the Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan (the “Plan”) are included herein:

    1.           An audited statement of net assets available for benefits as of the end of each of the fiscal years ended December 31, 2009 and 2008.

    2.           An audited statement of changes in net assets available for benefits for the fiscal year ended December 31, 2009.

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM —
HOGANTAYLOR LLP	4

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009 AND 2008 AND FOR THE
YEAR ENDED DECEMBER 31, 2009:

Statements of Net Assets Available for Benefits	5

Statement of Changes in Net Assets Available for Benefits	6

Notes to Financial Statements	7 - 14

SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 2009:

Schedule H Line 4a – Schedule of Delinquent Participant Contributions	15

Schedule H Line 4i – Schedule of Assets (Held at End of Year)	16

SIGNATURES	17

INDEX TO EXHIBITS	18

NOTE:
The accompanying financial statements have been prepared for the purpose of filing with the United States Department of Labor’s Form 5500.  Supplemental schedules required by 29 CFR 2520.103-10 of the United States Department of Labor’s (“DOL”) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Dollar Thrifty Automotive Group, Inc.
Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with U. S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedules of Assets (held at end of year) as of December 31, 2009, and delinquent participant contributions for the year ended December 31, 2009, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ HOGANTAYLOR LLP

Tulsa, Oklahoma
June 24, 2010

RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2009 AND 2008

ASSETS:	2009	2008

CASH	$315,774	$356,364

INVESTMENTS, at fair value	88,886,447	71,756,091

RECEIVABLES:
Contributions receivable - employers	51	-
Contributions receivable - participants	108	-
Accrued investment income	18,043	57,992
Due from brokers for securities sold	8,088	14

Total receivables	26,290	58,006

TOTAL ASSETS	89,228,511	72,170,461

LIABILITIES:
Due to brokers for securities purchased	364,604	-

NET ASSETS AVAILABLE FOR BENEFITS	$88,863,907	$72,170,461

See notes to financial statements.

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2009

INVESTMENT INCOME:
Net appreciation in fair
value of investments	$17,313,853
Interest and dividends	1,404,745

Total investment income	18,718,598

CONTRIBUTIONS:
Participants	5,362,834
Employers	1,562,396
Rollovers	36,898

Total contributions	6,962,128

DEDUCTIONS FROM NET ASSETS:
Distributions to participants	8,738,364
Administrative expenses	248,916

Total deductions	8,987,280

NET INCREASE	16,693,446

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	72,170,461

End of year	$88,863,907

See notes to financial statements.

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009

1.	PLAN DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan (the “Plan”) is a defined contribution plan established for the benefit of eligible employees of Dollar Thrifty Automotive Group, Inc. (“DTG”), DTG Operations, Inc. and subsidiaries, Thrifty, Inc. and subsidiaries, and Dollar Rent A Car, Inc. (collectively, the “Companies” or the “Employers”).  All employees of the Companies (except for employees of foreign subsidiaries, nonresident alien employees, and members of any collective bargaining units) who have attained the age of 18 or older are generally eligible to participate in the Plan.  A Plan participant can immediately begin to contribute to the Plan; however, a participant does not become eligible to receive the Employers' matching contributions until completion of one year of service as defined by the Plan document.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The following description of the Plan is provided for general information purposes only.  Participants should refer to the Plan’s Summary Plan Description or the Plan Agreement for a more complete description of the Plan’s provisions.  The terms used herein are as defined in the Plan document.

Basis of Presentation - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.  Bank of Oklahoma, N.A. (“Bank of Oklahoma” or the “Trustee”) holds and manages the assets of the Plan, maintains participant account records and makes distributions to Plan participants.

Participant Contributions - Participants may make pre-tax contributions and after-tax Roth elective contributions through payroll deductions, from 1% to 100% of their annual compensation, as defined in the Plan document and subject to statutory limits. Participants who will be age 50 or older by the end of a Plan year are eligible to make tax-deferred catch-up contributions up to $5,500 for 2009. The aggregate contributions made by participants may not cause the Plan to violate limitations on such contributions set forth in the Internal Revenue Code of 1986, as amended (the “Code”). The Code also imposes a dollar limitation on the amount of tax-deferred contributions for a calendar year. A participant’s tax-deferred contributions were limited to $16,500 for 2009. Participants may direct the investment of all contributions in one or more investment funds.

Employers’ Contributions - For each Plan year, the Employers contribute to the Plan matching contributions determined by the Employers at their discretion.  Beginning in February 2008, the Employers’ match was suspended. Effective January 1, 2009, the Employers’ matching contribution was reinstated at a rate of up to 2% of the participant’s eligible compensation.

Participant Accounts - Each participant’s account is credited with the participant’s contribution, the Employers’ matching contribution and an allocation of the Plan’s earnings and expenses based on units of participation, as defined in the Plan document.  The benefit to which a participant is entitled is the vested portion of the amount credited to the participant’s account.

Vesting – Participants are fully vested immediately in their voluntary contributions to their accounts plus actual earnings thereon.  Effective January 1, 2003, as part of the implementation of a “safe harbor contribution”, participants immediately vest in 100% of the Employers’ contributions.  Effective February 17, 2008, the Employers’ match was suspended, although it was reinstated at 2% of the participant’s eligible compensation effective January 1, 2009.  The plan is no longer a “safe harbor plan” as the current Employer match is less than the 3% required for such designation.  The participants continue to immediately vest in 100% of the Employers’ contributions.

Withdrawals, Loans and Benefit Payments - Participants may withdraw amounts from the vested portion of their accounts (excluding earnings and Roth contributions) for purposes that qualify as hardships under Section 401(k) of the Code.  Hardship withdrawals may not exceed the actual expense incurred or to be incurred by the participant on account of such hardship.

Participants may request an in-service withdrawal of any or all vested account balances (excluding Roth contributions) upon reaching 65 years of age, any or all of the Employers' discretionary contributions (excluding safe harbor contributions) after participating in the Plan for five years and any or all of a rollover contribution at any time.

Participants may borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate. Loans are repaid ratably through payroll deductions over a term not exceeding five years, with the exception of loans used for the purchase of a primary residence that may be repaid over 15 years. Participants may not have more than one loan outstanding at any given time.

Upon termination of service, a participant is entitled to receive a lump-sum distribution to the participant or elect a direct rollover to an Individual Retirement Account (“IRA”) or another qualified plan for the benefit of the participant equal to the value of the vested portion of the participant’s account.  Terminated participants, with vested account balances in excess of $5,000, may also elect to maintain their vested account balances within the Plan (no additional contributions are permitted) until retirement age is reached.  If a participant with a balance less than $5,000, but more than $1,000, fails to elect to either take the funds in cash or to roll over the funds to another plan, the balance is rolled over to an IRA for the benefit of the participant.  If the balance is less than $1,000, and the participant fails to make an election, the balance is paid in cash to the participant.

Benefits are recorded when paid. As of December 31, 2009, there were no distributions that had been requested but not paid.

Forfeitures - Participants terminating employment prior to full vesting forfeit the nonvested portion of the Employers’ matching contributions.  Such forfeitures are applied to reduce subsequent contributions from the Employers or to reduce the Plan’s administrative expenses.  At December 31, 2009 and 2008, $36,964 and $4,596, respectively, of investments at fair value in the statements of net assets available for benefits represented unallocated forfeitures.  Such amounts are invested in the Cavanal Hill Cash Management Fund.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value.  Shares of registered investment companies (mutual funds) and DTG’s common stocks are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.  Participant loans are stated at amortized loan amounts.  Loan balances determined uncollectible are ultimately charged back to the individual participants as deemed distributions, which historically have not been significant and approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

See Note 2 for discussions of the methodologies and assumptions used to determine the fair value of the Plan’s investments.

Investment Options - Based on the various investment fund prospectuses, participants can invest their contributions, Employers’ matching contributions and rollovers in whole percentages among several diversified investment options offered through Bank of Oklahoma.  Effective February 1, 2006, the Dollar Thrifty Automotive Group, Inc. Stock Fund was no longer offered as an investment option under the Plan for future contributions or transfers.

Plan Administration Costs - Plan administration costs are borne by the Plan and are allocated to participants’ accounts.  In 2009, the Plan paid $248,916 in administrative expenses, with $4,596 from unallocated forfeitures.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.

New Accounting Pronouncements - In September 2006, the Financial Accounting Standards Board (“FASB”) defined fair value, issued a framework to account for measuring fair value, and expanded the related disclosure requirements.  The provisions are included in Accounting Standards Codification (“ASC”) topic 820, “Fair Value Measurements” (“ASC Topic 820”) and are effective for fiscal years beginning after November 15, 2007.  The Plan adopted the fair value amendments as required on January 1, 2008, except for nonfinancial assets and nonfinancial liabilities that are subject to delayed adoption until fiscal years and interim periods beginning after November 15, 2008.  The Plan adopted the provisions related to nonfinancial assets and nonfinancial liabilities as required on January 1, 2009.  See Note 2 for the required disclosure.  The effect of the adoption of ASC Topic 820 did not have a material effect on the changes in net assets or the net assets available of the Plan.

In June 2009, the FASB issued “The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles” which is effective for interim periods ending after September 15, 2009 and is included in ASC topic 105, “Generally Accepted Accounting Principles.”  This establishes the FASB Accounting Standards CodificationTM as the only source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP, with the exception of Statements of Financial Accounting Standards not yet included in the Codification.  The Plan adopted the FASB ASC as required for the period ended September 30, 2009.

In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, “Fair Value Measurements and Disclosures (ASC Topic 820): Improving Disclosures about Fair Value Measurements” which amends ASC Subtopic 820, “Fair Value Measurements and Disclosures” (“ASU 2010-06”) to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements.  ASU 2010-06 also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value.  The Plan adopted the provisions early as permitted by ASU 2010-06.  See Note 2 for the required disclosure.

2.	INVESTMENTS

The following table presents the fair value of investments that represent five percent or more of the Plan’s net assets:

		December 31, 2009		December 31, 2008
		Units, Shares		Units, Shares
		or Principal	Fair	or Principal	Fair
		Amount	Value	Amount	Value

	Vanguard Prime Money Market
	Institutional Fund	17,263,693	$17,263,693	18,869,480	$18,869,480
	Vanguard Institutional Index Fund	118,155	12,049,461	119,805	9,888,681
	Dodge & Cox Balanced Fund	146,053	9,351,802	144,401	7,402,012
	Dodge & Cox Stock Fund	90,453	8,696,192	90,692	6,744,768
	T. Rowe Price New Horizons Fund	326,645	8,355,571	322,273	5,733,245
	American Funds EuroPacific
	Growth Fund	191,576	7,333,529	186,422	5,210,494
*	Participant loans	5,230,598	5,230,598	5,442,034	5,442,034
	T. Rowe Price Growth Stock	187,917	5,169,603	**	**
	Vanguard Total Bond Market Index	421,156	4,559,632	421,156	4,287,371

*	Party-in-interest to the Plan
**	Did not represent 5% or more of the Plan's net assets at the date indicated

During the year ended December 31, 2009, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as determined by market quotes as follows:

Year Ended
December 31,
2009

Registered investment companies	$13,271,572
DTG common stock	4,042,281

Net appreciation in fair value of investments	$17,313,853

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC Topic 820 establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or inputs that are observable or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs supported by little or no market activity and that reflect the reporting entity’s own assumptions about the exit price, including assumptions that market participants would use in pricing the asset or liability.

An asset or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation.

Fair value estimates are made at a specific point in time, based on available market information and other observable inputs. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial asset and these values do not represent any premium or discount that could result from offering for sale at one time an entire holding of a particular financial asset. Potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in the amounts disclosed. There were no transfers into or out of Level 1, Level 2, or Level 3 measurements for the twelve months ended December 31, 2009.

The Plan utilizes various investment instruments.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the statements of net assets available for benefits.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the Plan’s fair value hierarchy for those investments measured at fair value as of December 31, 2009:

		Fair Value Measurements
	Total Fair	at December 31, 2009 Using:
	Value as of
Description	December 31, 2009	Level 1	Level 2	Level 3

Mutual funds	$62,455,624	$62,455,624	$—	$—
Money market fund	17,263,693	17,263,693	—	—
DTG stock fund	3,936,532	3,936,532	—	—
Participant loans	5,230,598	—	—	5,230,598

	$88,886,447	$83,655,849	$0	$5,230,598

Note:  DTG stock fund includes DTG common stock with a fair value of $3,884,141 and $52,391 in cash.

The following table presents the Plan’s fair value hierarchy for those investments measured at fair value as of December 31, 2008:

		Fair Value Measurements
	Total Fair	at December 31, 2008 Using:
	Value as of
Description	December 31, 2008	Level 1	Level 2	Level 3

Mutual funds	$47,248,052	$47,248,052	$—	$—
Money market fund	18,869,480	18,869,480	—	—
DTG stock fund	196,525	196,525	—	—
Participant loans	5,442,034	—	—	5,442,034

	$71,756,091	$66,314,057	$0	$5,442,034

Note: Table above is conformed to the presentation used for the period ended December 31, 2009.

The following table presents a reconciliation of Level 3 assets measured at fair value for the period January 1, 2009 to December 31, 2009:

Level 3 Assets
Year Ended
December 31, 2009
Beginning balance as of January 1, 2009	$5,442,034
Principal repayments	(1,999,375)
New loans	2,462,800
Distributed loans	(674,861)

Ending balance as of December 31, 2009	$5,230,598

3.	TAX STATUS

The Plan obtained its latest determination letter on February 20, 2003, in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code.  The Plan has been amended since receiving the letter, however, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.  As such, they believe the Plan is qualified and the related trust is tax exempt; therefore, no provision for income taxes has been included in the Plan’s financial statements.  See Note 8.

The portion of a participant’s compensation contributed to the Plan as a pre-tax contribution and the Employers’ matching contribution are generally not subject to Federal income tax when such contributions are credited to participant accounts.  These amounts and any investment earnings may be included in the participant’s gross taxable income for the year in which such amounts are withdrawn from the Plan.  The Plan Administrator evaluated the Plan’s tax position and concluded that the Plan had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance.

4.	PLAN TERMINATION

The Employers have the right under the Plan Agreement to discontinue their contributions at any time and terminate the Plan subject to provisions of the Plan and ERISA.  In the event of full or partial Plan termination, Plan funds would be used solely for the benefit of the participants and their beneficiaries, as prescribed by law. The Employers have not expressed any intent to do so.

5.	PLAN AMENDMENTS

Effective January 1, 2009, the Plan was amended to allow immediate vesting of the Employers’ contributions.

6.	RELATED PARTY TRANSACTIONS

The Companies as the Plan Sponsor, the Plan Administrator, and Bank of Oklahoma are considered to be parties-in-interest. Approximately, $71,562 of Plan expenses were paid by the Companies for the year ended December 31, 2009. Certain administrative functions are performed by officers and employees of the Companies.

DTG is also a party-in-interest to the Plan under the definition provided by ERISA. Under ERISA, Plan transactions in DTG common stock qualify as permitted party-in-interest transactions. At December 31, 2009 and 2008, the Plan held 151,665 and 180,298 shares, respectively, of common stock of DTG with a fair value of $3,884,141 and $196,525, respectively.

Certain Plan investments are units of a cash and cash equivalents fund managed by Bank of Oklahoma, N.A., the trustee of the Plan, and, therefore, these transactions qualify as party-in-interest transactions.  For the year ended December 31, 2009, the Plan paid fees totaling $248,916 to Bank of Oklahoma, N.A. for Trustee and recordkeeping services.

7.	PROHIBITED TRANSACTIONS

During 2009, the Company inadvertently failed to deposit participant deferrals within the required timeframe as stated by the DOL in the amount of $167.  The Company will remit lost earnings on 2009 delinquent contributions in 2010.

8.	SUBSEQUENT EVENT

In April 2010, the Plan was amended and restated to comply with the Economic Growth and Tax Relief Reconciliation Act of 2001 as required by the IRS. Additionally, in April 2010, the Company filed for a separate determination letter for the Plan rather than relying on the Trustee’s determination letter.

DTG has entered into an Agreement and Plan of Merger (the “Merger Agreement”) dated as of April 25, 2010 with Hertz Global Holdings, Inc. (“Hertz”) and its subsidiary, HDTMS.  Upon completion of the transactions contemplated by the Merger Agreement, DTG common stock in the Plan will be converted into a mix of cash and Hertz common stock.

******

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4a
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
EIN: 73-1356520
PLAN: 002
YEAR ENDED DECEMBER 31, 2009

Total that Constituted Nonexempt Prohibited Transactions
Participant Contributons Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outsite of VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51

$ 167 (a)		$ 167 (a)

(a)          Participant contributions were remitted untimely during the year ended December 31, 2009.  The Company will pay the lost earnings in 2010.

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 73-1356520
PLAN: 002
AS OF DECEMBER 31, 2009

		(c)
	(b)	Description of Investment Including		(e)
	Identity of Issuer, Borrower,	Maturity Date, Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost (1)	Value

*	Bank of Oklahoma, N.A.	Cavanal Hill Cash Management Fund,
		89,344 units		$89,344
	Vanguard Group	Vanguard Prime Money Market Institutional Fund,
		17,263,693 units		17,263,693
	Vanguard Group	Vanguard Institutional Index Fund, 118,155 units		12,049,461
	Vanguard Group	Vanguard Total Bond Market Index, 421,156 units		4,559,632
	Vanguard Group	Vanguard Target Retirement 2020 Fund, 28,646 units		571,767
	Vanguard Group	Vanguard Target Retirement 2010 Fund, 20,824 units		427,298
	Vanguard Group	Vanguard Target Retirement 2015 Fund, 47,433 units		536,467
	Vanguard Group	Vanguard Target Retirement 2030 Fund, 20,845 units		402,508
	Vanguard Group	Vanguard Target Retirement 2035 Fund, 29,953 units		348,054
	Vanguard Group	Vanguard Target Retirement 2045 Fund, 25,521 units		306,757
	Vanguard Group	Vanguard Target Retirement 2025 Fund, 46,466 units		526,000
	Vanguard Group	Vanguard Target Retirement 2050 Fund, 10,721 units		204,878
	Vanguard Group	Vanguard Target Retirement 2040 Fund, 8,207 units		156,339
	Vanguard Group	Vanguard Target Retirement 2005 Fund, 9,137 units		100,322
	T. Rowe Price Investment Services, Inc.	T. Rowe Price New Horizons Fund, 326,645 units		8,355,571
	T. Rowe Price Investment Services, Inc.	T. Rowe Price Growth Stock, 187,917 units		5,169,603
	American Funds Distributors, Inc.	American Funds EuroPacific Growth Fund, 191,576 units		7,333,529
*	Dollar Thrifty Automotive Group, Inc.	Dollar Thrifty Automotive Group, Inc. Stock Fund,
		276,190 units		3,936,532
	Dodge & Cox	Dodge & Cox Balanced Fund, 146,053 units		9,351,802
	Dodge & Cox	Dodge & Cox Stock Fund, 90,453 units		8,696,192
	AMR Investment Services	American Beacon Small Cap Value Fund, 206,446 units		3,270,100
*	Participant loans	Various maturity dates through November 2024 with rates
		ranging from 3.0% to 9.1%		5,230,598

Total investments				$88,886,447

*	Issuer is a party-in-interest to the Plan.
(1)	Column (d) cost information is not presented as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the 401(k) Administrative Committee, as Plan Administrator of the Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

By:	401(k) Administrative Committee, as Plan
Administrator

Date: June 24, 2010	By:	/s/ MICHAEL H. MCMAHON
Michael H. McMahon
Committee Chairman

INDEX TO EXHIBITS

Exhibit No.	Description

23.42	Consent of HoganTaylor LLP regarding Registration Statement on Form S-8, Registration No. 333-89189